UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul, 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Approval of the Stock Swap

On October 4, 2016, the board of directors of KB Financial Group Inc. (“KB Financial Group”) passed a resolution to approve a comprehensive stock swap (the “Stock Swap”), which is being effected for the purpose of adding Hyundai Securities Co., Ltd. as a wholly-owned subsidiary of KB Financial Group. In connection with the proposed Stock Swap, KB Financial Group had entered into a stock swap agreement with Hyundai Securities Co., Ltd. pursuant to a resolution of the board of directors of KB Financial Group on August 2, 2016.

1.	Remaining schedule of major events:

•	Expected date of the Stock Swap: October 19, 2016

•	Expected date of listing of new shares of KB Financial Group: November 1, 2016

2.	Date of the resolution of the board of directors of KB Financial Group: October 4, 2016

3.	Number of non-executive directors present: 6

For further details, please see the Prospectus filed with the Securities and Exchange Commission under cover of Form CB on September 21, 2016 and the Report of Material Event furnished under cover of Form 6-K on August 2, 2016, as amended on September 1, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 4, 2016	By: /s/ Jungsoo Huh
(Signature)

	Name:	Jungsoo Huh
	Title:	Senior Managing Director